# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary shares, nominal value euro 0.01 per share
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,300,666; sole dispositive power 0; shared dispositive power 7,300,666; aggregate amount beneficially owned 7,300,666 (4.99% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,300,666; sole dispositive power 0; shared dispositive power 7,300,666; aggregate amount beneficially owned 7,300,666 (4.99% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,300,666; sole dispositive power 0; shared dispositive power 7,300,666; aggregate amount beneficially owned 7,300,666 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 rue de Dijon, 21121 Daix France

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to the Ordinary shares, nominal value euro 0.01 per share (the "Ordinary Shares") of Inventiva S.A. (the "Issuer") are:

Perceptive Advisors LLC ("Perceptive Advisors")
Joseph Edelman ("Mr. Edelman")
Perceptive Life Sciences Master Fund, Ltd. ("Master Fund")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this Item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported herein are based on 145,951,274 Ordinary Shares outstanding as of October 20, 2025, as disclosed by Inventiva S.A. in its press release dated October 20, 2025, and give effect to the exercise of the Pre-Funded Warrants (as defined below) held by the Master Fund.

Neither Perceptive Advisors nor Mr. Edelman directly holds any Ordinary Shares or any Pre-Funded Warrants. The Master Fund holds (i) 6,945,995 Ordinary Shares; (ii) Pre-Funded Warrants exercisable for 5,555,555 Ordinary Shares (the "Pre-Funded Warrants"); and (iii) Tranche 3 Warrants exercisable for 6,666,666 Ordinary Shares (the "Performance Warrants").

The Pre-Funded Warrants may not be exercised if, after giving effect to such exercise, the Reporting Persons' beneficial ownership would exceed 4.99% of the outstanding Ordinary Shares (the "Beneficial Ownership Limitation"). The Performance Warrants are exercisable only upon the Issuer's public release of topline data announcing that any Key Primary Endpoint or Key Secondary Endpoint, with any dosage regimen tested in the trial, has been met no later than June 15, 2027.

As of the date hereof, the Beneficial Ownership Limitation permits the Reporting Persons to exercise Pre-Funded Warrants for an aggregate of not more than 354,671 Ordinary Shares. In providing the beneficial ownership information set forth herein, the Reporting Persons have assumed that the remaining Pre-Funded Warrants held by them are not exercisable due to the Beneficial Ownership Limitation. The Performance Warrants are currently not exercisable.

Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own the securities held by the Master Fund. Mr. Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own such securities.
Percent of class:
Perceptive Advisors: 4.99%
Mr. Edelman: 4.99%
Master Fund: 4.99%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 7,300,666
Mr. Edelman: 7,300,666
Master Fund: 7,300,666
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 7,300,666
Mr. Edelman: 7,300,666
Master Fund: 7,300,666

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/14/2025)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (11/14/2025)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (11/14/2025)